Filed Pursuant To Rule 433
Registration No. 333-167132
October 28, 2010
QUARTER 3 2010
Price trends
The gold price continued its upward trend during Q3 2010, ending the quarter at US$1,307.00/oz, on the London PM fix, 5.1% higher quarter-on-quarter. Gold’s average volatility of 13.2% in Q3 was not only lower than previous quarters but remained below that of equity and commodity indices. Concerns over the health of economic growth in the developed world, quantitative easing, continued purchases from central banks in emerging markets, healthy jewellery consumption in regions like China and usage in technological applications have all ensured that gold remains a sought after asset.
... read more on page 2
Investment trends
Investors bought 28 tonnes of gold in the ETFs we monitor in Q3 2010, bringing their total holdings to a new high of 2,070 tonnes, worth $87 billion. In the futures market, COMEX gold net long positions remained strong throughout the quarter as many investors continued to see value in the long gold trade. Similarly, investment demand in bars and coins in North America, Europe, China, India and the Middle East during Q3 2010, while lower than the second quarter estimates, remains historically high.
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Market and economic influences
Economic performance in the third quarter of 2010 was mixed. Many equity markets rebounded from the low levels seen during Q2, but economic growth and labour markets in many developed countries remain constrained. Conversely, emerging markets have seen upward revisions to their economic growth and inflation estimates. In all, this continues to be supportive of gold investment. In recent research reports, the WGC has found that gold does not appear overvalued and that even modest allocations to gold in a portfolio can help investors mitigate losses and hedge against tail risks without sacrificing long-term returns.
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Gold market trends
Preliminary reports in India suggest the first half of Q3 2010 witnessed robust jewellery sales, supported by a normal monsoon season. The WGC expects demand to pick-up further in Q4 on the back of the main festive season. In China and Hong Kong, the gold market appears to have maintained its strong momentum, suggesting continued positive growth during Q3 2010 relative to year-earlier levels. Sales by European central banks remained negligible while their counterparts in emerging markets continued to increase their gold reserves.
... read more on page 13
Key data
Our key data table provides you with a concise summary of gold returns, supply and demand statistics, price volatility and a correlation matrix covering gold, silver, commodities, equities and bonds.
... read more on page 17
Contributors
Juan Carlos Artigas
juancarlos.artigas@gold.org
Nitin Tuteja
nitin.tuteja@gold.org
Eily Ong
eily.ong@gold.org
Johan Palmberg
johan.palmberg@gold.org
Louise Street
louise.street@gold.org
Marcus Grubb
marcus.grubb@gold.org
World Gold Council
10 Old Bailey
London
EC4M 7NG
www.gold.org
investment@gold.org
+44 (0) 20 7826 4700

© 2010 World Gold Council and GFMS Ltd

PRICE TRENDS
The gold price had a strong performance during Q3 2010, ending the quarter at US$1,307.00/oz, on the London PM fix, compared with US$1,244.00/oz at the end of Q2 2010. This represented an increase of 5.1% in US dollar terms, in line with its quarterly average gain over the past 5 years which, in turn, reinforces the view that gold’s appreciation appears steady and measured and does not exhibit the same statistical characteristics observed in previous asset bubbles. Indeed, the increase in the average gold price during Q3 2010 was more modest, rising by US$30.01/oz (2.5%) to US$1,226.75/oz, from US$1,196.74/oz the previous quarter, due to a pullback in price in the early part of the quarter. The gold price had fallen to US$1,157.00/oz on the London PM fix by 28 July before beginning a steady rise that lasted throughout the rest of the quarter. The gold price broke through previous highs, breaching the US$1,300.00/oz level for the first time on 29th September. This trend has continued during the first half of October, and the gold price has reached levels as high as US$1,387.35/oz during intraday trading.
In line with gold’s long-term supply and demand dynamics, there are several factors that have kept gold a sought after asset. First, concerns over the health of economic growth in some developed countries, coupled with risks surrounding potential extensions and expansions of quantitative easing measures by central banks in the UK,
Source: LBMA
Japan and the US continued to make gold an attractive investment. In particular, statements by Federal Reserve officials and discussions in previous policy meetings regarding their willingness to provide a more accommodative policy to spur economic growth and reactivate the labour market have put pressure on the US dollar, increased long-term inflation expectations and, consequently, due to its role as a hedging vehicle, pushed up the price of gold. Second, official sector activity continued to be supportive of the gold market as sales by European central banks remained negligible while in several emerging markets, including Russia, Bangladesh and Thailand, central banks continue to increase their gold reserves. Third, anecdotal evidence suggests that while jewellery consumption has not been immune to higher gold prices in Asia and the Middle East, there is still healthy activity in the market, especially in China. Moreover, investment activity in those regions continues to grow. Finally, gold usage in electronics and other technological applications remains a steady source of demand for the market.
Net inflows into ETFs and other investment vehicles during Q3 2010 were just a fraction of the record levels experienced during the second quarter, due in part to a pullback in July. They subsequently increased, for example the gold-backed ETFs we monitor saw net inflows of 54 tonnes during August and September, after experiencing net outflows of 26 tonnes during July. Similarly, net long positions in gold futures contracts, a measure traditionally considered to signal speculative investment activity, also returned to levels close to those seen during Q4 2009, by the end of the quarter.
Developed markets
While the price of gold reached new highs in US dollar terms, it fell in most developed markets. G10 currencies appreciated against the US dollar during Q3 2010 after many bottomed-out towards the end of Q2 2010. Following the events that surrounded the European debt crisis, investors started to shift their concerns onto the US economy. Current indicators, such as nonfarm payrolls, consumer confidence and the Philadelphia Fed business outlook survey point towards a slower path to economic recovery in the US than anticipated and investors worry about the perverse effects that the extension of quantitative easing measures may have on the US dollar. Currency appreciation in Europe, Japan, Canada and Australia offset gains in the gold price. Consequently, gold prices fell by 5.4% in euros, 4.4% in Swiss francs, 1.0% in Japanese yen and 7.9% in Australian dollars,

October 2010

while remaining flat in pound sterling. The gold price rose by 1.8% in Canadian dollar-terms as the Canadian dollar posted a more modest appreciation against its US counterpart.
Gold performance — Developed Markets

	Last price
	9/30/10	Q3 Max	Q3 Min	% QoQ	% Vol*

US$/oz	1,307.00	1,307.50	1,157.00	5.1	13.2
GBP/oz	831.00	831.00	741.33	0.0	15.8
EUR/oz	959.62	992.04	888.83	-5.4	16.9
CHF/oz	1,281.91	1,317.54	1,208.65	-4.4	14.6
JPY/oz	109,082.22	109,721.27	100,835.25	-1.0	16.1
CAD/oz	1,345.16	1,348.56	1,198.19	1.8	16.2
AUD/oz	1,353.56	1,469.75	1,292.82	-7.9	16.3
Source: LBMA, Bloomberg, WGC

*	Annualised quarterly volatility based on daily returns
During Q3 2010, some of the risk aversion experienced in previous quarters subsided, and while negative investor sentiment around economic growth lingered, many of the financial assets, that are generally considered riskier, rose by double digits, while others such as gold and US Treasuries saw more modest gains. On the one hand, the
Source: Bloomberg, Barclays Capital
S&P 500 and the MSCI World ex-US Index (which is heavily weighted towards European equities) increased by 10.7% and 15.5% respectively, in US dollar terms. During the same period, the S&P Goldman Sachs Commodities Spot Index (S&P GSCI) rose by 10.3%, as industrial demand started to improve in countries like Germany and China. In particular, the price of oil increased by 10.2% to US$81.42/bbl by the end of Q3 2010 from US$73.87/bbl the previous quarter. On the other hand, the performance of US Treasuries, as measured by the Barclays US Treasuries Aggregate Index was more measured and rose only by 2.7% over the quarter.
On a risk-adjusted basis, returns of the riskier assets considered in the analysis outweighed their higher volatility. Consequently, US and international equities, as well as the general commodity complex outperformed versus gold and US Treasuries.
Emerging markets
While most emerging market currencies gained ground against the dollar during the third quarter of 2010, some of these gains were more modest than their developed market counterparts. In general, emerging market equities—as measured by the MSCI EM Index—were up by 17.2% in US dollar terms, the best performance among international equity markets, largely driven by a healthier economic rebound in those economies. While emerging equity markets experienced heavy inflows during the quarter, some currencies within developing economies fared better than others. Consequently, on the one hand, gold prices fell in both Turkish lira and South African rand terms, by 3.7% and 4.2% respectively, as they benefited from their trading links with Europe and a slightly better economic outlook. On the other hand, gold continued to reach new highs in Indian rupee terms, staying above the Rs. 1,775.00/g (approx. Rs. 57,000.00/oz) level for most of the third quarter while posting a modest gain of 1.7% during the period, as the Indian rupee appreciated
Gold performance — Emerging Markets

	Last price
	9/30/10	Q3 Max	Q3 Min	% QoQ	% Vol*

RUB/oz	40,008.58	40,152.83	34,991.15	3.0	15.7
TRY/oz	1,892.27	1,954.41	1,749.73	-3.7	15.6
CNY/oz	8,743.83	8,744.56	7,843.30	3.6	13.3
INR/oz	58,769.26	58,970.67	54,124.46	1.7	12.6
ZAR/oz	9,125.60	9,548.57	8,489.14	-4.2	15.6
Source: LBMA, Bloomberg, WGC

*	Annualised quarterly volatility based on daily returns

October 2010

against the US dollar in September. The gold price also rose in Russian rouble (3.0%) and Chinese yuan terms (3.6%). Noticeably, however, a moderate 2.0% appreciation of the yuan versus the US dollar meant that Chinese consumers did not see the gold price climb as much as their US counterparts. This, coupled with consistent economic growth in the region, has kept gold demand in China strong not only as an investment vehicle but also for jewellery consumption, as anecdotal evidence suggests.
Commodity performance
In line with better sentiment among consumers and investors in developing economies and certain developed markets relative to the second quarter, demand for commodities rose during Q3 2010. Consequently, commodity prices increased posting double-digit returns in most instances during the quarter. Noticeably, demand for industrial metals was especially robust. In particular, low inventory levels in Shanghai warehouses for some metals like copper coupled with speculation over potential new base metals ETF vehicle launches and an ever increasing demand from China, which, in many cases contributes a 40% share of total demand, had a positive effect on price. During Q3 2010, tin was the best performing commodity, rising by an impressive 41.0%, followed by lead which rose by 33.8%. Other metals with a high degree of exposure to industrial demand rose
Commodities — Returns

	% QOQ	% YOY	% Vol*
Gold London PM fix (US$/oz)	5.1	31.3	13.2
Silver London fix (US$/oz)	17.8	34.2	23.8
Palladium (US$/oz)	28.0	91.2	26.5
Platinum (US$/oz)	8.1	27.7	13.0
Aluminum (US$/t)	20.3	25.0	22.5
Copper (US$/t)	23.7	31.3	20.2
Lead (US$/t)	33.8	-0.6	28.5
Nickel (US$/t)	20.4	34.9	27.1
Tin (US$/t)	41.0	63.1	26.5
Zinc (US$/t)	25.8	13.7	24.8
Brent crude oil (US$/bbl)	10.2	20.3	26.1
S&P GS Commodity Index	8.3	4.2	17.8
S&P GS Agriculture Index	31.3	19.6	23.4
S&P GS Livestock Index	3.5	10.9	12.3
DJ UBS Commodity Index	11.6	10.0	12.4
R/J CRB Commodity Index	11.0	10.7	12.4
Source: Bloomberg, WGC

*	Annualised quarterly volatility based on daily returns
significantly: palladium, zinc, copper, nickel and aluminium rose by more than 20.0% quarter-on-quarter. Similarly, extreme periods of drought and flood in some parts of the globe, lower than expected crop yields and Chinese consumption kept agricultural commodities well bid, and the S&P Goldman Sachs Agricultural Index increased by 31.5%. Gains in some of the precious metals were slightly more measured: platinum (8.1%) and gold (5.1%) had single-digit positive returns, while the price of silver rose by 17.8%. The smallest price increase was seen in livestock, as measured by the S&P Goldman Sachs Livestock Index which rose only by 3.5% during the period.
Price volatility
General market volatility fell during the third quarter of 2010, following the highly volatile period experienced during Q2 2010 as a by-product of the European sovereign debt crisis and other economic uncertainties around the world. Nevertheless, equity market risk, as measured by the VIX index, remains elevated in relation to levels seen at the end of 2009 and the beginning of 2010. The VIX Index is a popular measure of the implied volatility and is a weighted blend of prices for a range of options on the S&P500 Index. For the gold market, a measured price appreciation translated into lower realised volatility. Indeed, gold price volatility consistently fell during Q3 2010. On average, the annualised gold volatility during Q3 2010 was 13.2%
Source: Bloomberg, WGC

October 2010

compared to 15.8% the previous quarter. Moreover, by the end of Q3, gold price volatility—as measured on a 22-day rolling basis—had reached record low levels of 8.8%, well below its historical trend of 15.8% over the, past 20 years. In comparison, the VIX index fell slightly trading at an average of 24.3% in Q3 2010 up from 26.4% in the previous quarter, but still higher than levels seen previously in the year.
While volatility across the commodity spectrum fell, gold remained, on average, one of the least volatile of the commodities that we monitor. Average daily volatility on the S&P Goldman Sachs Commodity Index fell to 18.8% in Q3 2010, from 23.4% in the previous quarter on an annual basis. Nickel was, for the second consecutive quarter, the most volatile commodity with an average volatility of 28.0% in Q3 2010. Most other commodities had volatilities over 20.0%, including crude oil with an annualised volatility of 26.3%. The least volatile commodities during the quarter were platinum (13.1%) and livestock (12.4%).
Source: IHS Global Insight, WGC

October 2010

INVESTMENT TRENDS
Exchange traded funds
The third quarter of 2010 saw a moderation of gold purchases via exchange traded funds (ETFs) compared to the heavy buying in the second quarter of this year. Investors bought a collective 28.3 tonnes of gold in the ETFs that we monitor bringing their total holdings to a new high of 2,070.1 tonnes, worth US$87 billion at the quarter-end gold price.
iShares Gold Trust (IAU) listed on the Amex experienced the largest net inflows, adding 13.9 tonnes to bring up the total to 99.7 tonnes by the end of the quarter. The ETFS Physical Swiss Gold Shares, listed on the NYSE, had a net inflow of 9.6 tonnes this quarter, increasing its total holdings to 23.4 tonnes. SPDR Gold Shares (GLD) listed on the NYSE and cross-listed in Mexico, Singapore, Tokyo and Hong Kong experienced net outflows of 15.7 tonnes this quarter, primarily on the back of net outflows during July which were partly offset by net inflows in August and September. The European-listed gold ETFs added a collective 20.8 tonnes of gold to their holdings to a total 577.0 tonnes, lead by Julius Baer Physical Gold Fund (listed on the Swiss Exchange) which experienced net inflows of 8.5 tonnes bringing its total to 85.5 tonnes.
Data: www.ishares.com; www.exchangetradedgold.com; www.etfsecurities.com; Zurich Kantonalbank; Finans Portföy; www.Deutsche-Boerse.com; www.juliusbaer.com; LBMA. Chart: WGC, www.gold.org
GLD options
Similar to the activity experienced in gold-backed ETFs, options trading declined moderately during the third quarter of 2010. GLD options volume declined 16.1% during the quarter to 11.2 million contracts from 13.3 million in Q2 2010. The volume however was still 96.2% higher than the 5.7 million contracts traded in the third quarter of 2009. Trading volume declined especially in late July and early August which is the typical quiet summer holiday period for the markets and was more marked for call options which fell by 33.4% on trading activity. On the other hand, the average open interest increased 17.5% to 4.3 million in the third quarter of 2010 from 3.7 million contracts in the second quarter. Moreover, while trading volume declined in July and August, open interest remained strong throughout the quarter. In line with its historical performance, open interest on call options accounted for the majority of traded contracts, at an average of 2.6 million contracts during the quarter. However, open interest in put options experienced the largest gain, increasing by 21.8% in Q3 2010 relative to the previous quarter, as investors likely positioned to lock gains on higher gold prices towards the end of the quarter.
Realised volatility declined in the third quarter of 2010. Performing exactly opposite to the gold price, the 3-month historical volatility crept up in July to 17.2% from 15.8% in June, after which it declined steadily through August and September to end the quarter around 13.2%. The 3-month ATM (at-the-money) implied volatility on the other hand declined from 23.6% to 19.0% in July and has remained steady there throughout the rest of the third quarter. The spread of 3-month implied volatility over realized volatility was very close to the highs of the year at around 6.0% implying that there remains a strong demand in the options market for protection against volatility in the gold market.
Gold futures
Comex total non-commercial and non-reportable net long positions, a measure of more speculative investment demand declined considerably in July and then gradually increased during August and September. The net long ultimately gained 1.3 million ounces (39.8 tonnes) to end the third quarter at 30.3 million ounces (941.6 tonnes), compared to 29 million ounces (901.9 tonnes) at the end of Q2 2010. On average however, net long positions

October 2010

in the third quarter of 2010 decreased by 4.7% relative to the second quarter. Overall, both long-only and short-only positions decreased over the quarter. Long-only positions declined by 4.8% on average during Q3 2010 relative to the previous quarter, and short-only contracts showed a 5.4% decline during the same period. While the price of gold fell from record highs in July and then made new successive highs in the month of September, net long positions remained strong throughout the quarter as many investors continue to see value in the gold trade.
Source: COMEX, Bloomberg, WGC
OTC market
According to research carried out by GFMS on behalf of the World Gold Council, activity in the over-the-counter (OTC) market was similar to that of other gold investment vehicles. Trading volume in the OTC market subsided during the first part of the quarter, in part due to the usual seasonal lull. September, in contrast, saw a distinct pick-up in OTC market trading by funds going long gold, in part through high strike price call options. Although anecdotal evidence points to continued purchases of gold in allocated bullion accounts during this time, it appears there has been a greater willingness to use derivatives to gain a leveraged exposure to gold price gains in line with the net-long observed in the futures market. GFMS estimates that, as whole, net OTC investment during the quarter reached a decent level but was nonetheless softer than in the previous quarter.
Bars and coins
Preliminary estimates suggest private investor bar demand in Europe and North America during Q3 2010 was a robust 50 tonnes; while lower than the second quarter estimates, it is in line with activity observed in other categories of investment demand. Similarly, investment activity in China remains high. Physical delivery at the Shanghai Gold Exchange has totalled 591 tonnes in the first 9 months of the year and anecdotal evidence suggests continuing strong demand for retail investment products. In Vietnam, preliminary estimates indicate that net retail investment during the third quarter has increased to 18 tonnes, 44% higher than in Q2 2010, as market participants used gold to hedge against currency devaluation. As demand has continued to rise, the premium for local bars increased so that by the end of September the State Bank of Vietnam lifted import restrictions to bring local prices more in line with international price levels. In India and Middle East, anecdotal evidence suggests that retail investment remains a steady source of demand for the gold market.
In the US, third quarter data on American Eagle bullion coin sales from the US Mint shows a slight decrease in demand relative to the second quarter. Demand for 1-ounce coins and fractional amounts in Q3 2010 was 282,000 ounces (8.8 tonnes), compared to 402,000 ounces (12.5 tonnes) in Q2 2010. Investors wishing to purchase gold coins or small bars can find a list of retail dealers on our website at: http://www.invest.gold.org/sites/en/where_to_invest/directory.
Source: The United States Mint

October 2010

Lease rates
The implied gold lease rate is the difference between the US Dollar LIBOR and the equivalent duration Gold Forward Offered Rate (GOFO), the rate at which gold holders are willing to lend gold in exchange for US Dollars (also known as the swap rate). The 3-month implied gold lease rate ended the quarter slightly negative at -0.14%. Both components declined in the third quarter with the 3-month US Dollar LIBOR declining from 0.53% to 0.29% and the 3-month GOFO declining from 0.57% to 0.43%. The 3-month GOFO went down to 0.32% in the middle of August.
The primary reasons why implied gold lease rates have been flat to negative since Q3 2009 are the presence of a low policy rate environment, functioning credit markets, de-hedging by producers and high gold futures demand. Most developed world central banks have lowered rates drastically in the last few years and continue to maintain an extremely low policy rate environment, reflected in LIBOR rates. Producer de-hedging is another important factor to consider which helps explain negative implied gold lease rates. De-hedging was around 222 tonnes in the last two quarters of 2009 and is expected to be in excess of 125 tonnes over the course of 2010. Last but not least, both the net long position and the open interest in the futures market remain near all-time highs indicating strong demand for physical gold by investors. In addition, gold futures demand, evidenced by expanding net long speculative positions, has helped drive up the back end of the futures curve and increase the gold forward rate, even as spot prices have been rising. This has led to several instances of negative implied lease rates.
Source: Bloomberg, WGC

October 2010

MARKET AND ECONOMIC INFLUENCES
The third quarter of 2010 was marked by mixed economic news around the world. Markets across Europe started to recover from the low levels experienced around the sovereign debt concerns while the euro, the pound sterling and the Swiss franc, among others, appreciated against the US dollar; however, the road to recovery remains uncertain. The outlook for Japan is also unclear, and low economic growth lingers. Similarly, the picture in the US seems less rosy than it was a few months ago. After an initial recovery, the labour market has turned dormant—the unemployment rate remains high and temporary government jobs have not translated into full-time private sector employment—and the outlook for the US dollar remains negative. Against this backdrop, developed market central banks have signalled their intention to extend and potentially expand the quantitative easing measures that were put in place during the recent financial crisis. In particular, the Bank of England, the Bank of Japan and the Federal Reserve appear ready to make monetary policy more accommodating in order to spur growth in their economies. This, in turn, had a positive impact on global risk assets, including cyclical commodities such as oil and industrial metals. At the same time, US Treasuries also observed positive, albeit lower, returns, as rates are already close to historical lows.
Source: Barclays Capital, MSCI Barra, WGC
In the US, inflation remains low, but its evolution will depend on how long interest rates are kept at current levels and how quickly the Fed can act to lift them once inflation takes hold. Thus, the potential for an extended period of low rates has increased long-term inflation expectations as measured by break-even rates based on Treasury Inflation-Protected Securities (TIPS) and nominal Treasury yields. Consequently, the Fed also has to manage the risk that leaving rates low for too long may increase the likelihood of higher inflation in the longer term. In a study published in February 2010 titled Linking Global Money Supply to Gold and to Future Inflation the WGC finds that there is a direct link between global money supply and the price of gold. Moreover, after an extended period of broad money contraction, the trend has started to reverse and the monetary base to increase.
Furthermore, there is evidence that gold is an indicator of higher money velocity and, thus, increasing future inflation. This, in turn, justifies some investors’ concerns that quantitative easing policies which have resulted in rapid money supply growth could eventually lead to higher inflation. Moreover, higher inflation expectations, coupled with a large trading deficit and record levels of
Source: LBMA, Bloomberg

October 2010

debt outstanding, have put pressure on the US dollar, which has seen a consistent depreciation against major currencies since the beginning of Q3 2010. These two factors have provided further support for gold investment demand, as it is generally known to be an effective currency and inflation hedge.
Emerging markets continued with a more positive tone during Q3 2010. Equity markets in general showed positive returns of over 15% and economic growth continues at a healthy pace. For example, the Chinese economy is expected to grow at around 9.5% in 2010 and 8.5% in 2011 according to a the World Bank. However, China has not escaped unscathed: headline inflation has been rising and the People’s Bank of China (PBoC) recently announced its decision to raise interest rates for both deposits and lending rates to control it. Coupled with a measured appreciation of the yuan against the US dollar, Chinese growth is likely to have only a moderate deceleration. Moreover, in August, ministers of the PBoC announced a program called “The Proposals for Promoting the Development of the Gold Market”, a signal of the government conviction to support growth in the gold market.
Source: National Bureau of Statistics, China Economic Information Net
Similarly, India’s growth also remains resilient. For example, official figures show that in the previous quarter (2Q 2010), real GDP grew at 8.5% for the second consecutive quarter as investment in infrastructure, exports, and industrial output continue to expand, and it is expected to grow at a similar pace in 2010 and 2011. Given the importance of both India and China for the gold jewellery market (collectively, more than 45% of global jewellery demand in 2009), economic recovery tends to be accompanied by a positive outlook for gold. However, in the case of India, higher gold prices, as the rupee had a more modest appreciation, hampered the ability of consumers to access the gold market at a higher rate. Nevertheless, gold remains an effective and accessible savings vehicle.

October 2010

While reserve managers and investors are increasingly recognising the strategic case for including gold in a portfolio due to its diversification benefits and the protection it can afford against macroeconomic risks, successive new records in the gold price have increased concerns that gold may be overvalued relative to other assets. Some investors and market commentators have even questioned whether the gold market is in a “bubble”. In a recent report entitled The10-year gold bull market in perspective, the WGC explored this question and using econometric tools analysed the recent developments in the gold market. Unambiguously, the results showed that gold price developments do not resemble the statistical characteristics of past bubbles, including those of the US housing market, the Nasdaq technology bubble, and the Japanese Nikkei equity market bubble. Additionally, the report found that the gold price is consistent with its long-run average-level compared with a range of different assets including equity indices and hard assets like oil. It also demonstrated that there is ample scope for continued robust growth in gold market demand, due among other reasons, to the strength of emerging markets, a fundamental shift in the behaviour of central banks.
Moreover, the WGC also explored the role that gold plays to help manage risk more effectively in a portfolio by protecting against infrequent or unlikely but consequential negative events, often referred to as “tail risks’. In Gold: Hedging against Tail Risk, the WGC shows that gold can be an integral part of cost-effective strategies which provide protection without sacrificing return for both short- and long-term investors. For example, it finds that unlike other assets, gold tends to exhibit lower volatility for negative returns than it does for positive returns and that gold also tends to have little correlation with many asset
Source: Bloomberg, WGC

*	Only positive values are plotted for Z-scores. The graphs are consistently truncated at a maximum z-score of three to make it easier to see the results of the most recent events as that is the period of interest. Bubble period maximum z-scores are as follows: Gold in Q2 1980, 4.9; Case Shiller 10 city index in Q3 2005, 2.25; Nasdaq in Q1 2000, 2.75; Nikkei in Q2 1986, 3.33.

October 2010

classes, thus making it a strong candidate for portfolio diversification. It also shows that, conversely to other assets which are typically considered diversifiers, gold’s correlation to other assets tends to change in a way that benefits portfolio returns.
Source: LBMA, Bloomberg, WGC
As an investment, gold’s role extends beyond affording protection in extreme circumstances. It has been shown that including gold in a portfolio can reduce the volatility of a portfolio without necessarily sacrificing expected returns.
The report finds that portfolios which included gold not only delivered better risk-adjusted returns, but that they can also help to reduce the Value at Risk (VaR) of an investment. Specifically, it demonstrated that even relatively small allocations to gold, ranging between 2% and 9%, help reduce the weekly 1% and 2.5% VaR of a portfolio by between 0.1% and 18.5% based on data from December ’87 to July ’10. Moreover, looking at past events typically considered to be tail risks, such as Black Monday and the recent 2007-2009 recession, the study shows that in 18 out of 24 cases (75%) analysed, portfolios which included gold outperformed those which did not. In particular, it calculated that in the period between October ’07 and March ’09, an asset allocation similar to a benchmark portfolio (50-60% equities, 30-40% fixed income, 5-10% alternative assets) which included an 8.5% allocation to gold, was able to reduce the total loss in the portfolio by almost 5% relative to an equivalent portfolio without gold.
Source: LBMA, JP Morgan, Barclays Capital, MSCI Barra, Standard & Poor’s, WGC
Indeed, there is a strong case for an allocation to gold as an asset class on its own merits. Gold is part commodity, part luxury consumption good and part financial asset and, as such, its price does not always behave like other asset classes and especially other commodities. Gold also has other unique characteristics that make it very useful in periods of financial distress. As such, investors who hold gold only in the form of a commodity index are likely to be under-allocated because gold’s weight in typical benchmark commodity indices tends to be small, usually between 2% and 6%.

October 2010

GOLD MARKET TRENDS
Jewellery
Global jewellery demand totalled 408.7 tonnes during the second quarter, declining 5% from year-earlier levels. This was the smallest decline in the rolling four-quarter performance since the first quarter of 2008, indicating a deceleration in the pace of decline in global jewellery demand. Expressed in US$ value terms, jewellery demand totalled $15.7bn, 23% higher than the $12.8bn level in Q2 2009. Jewellery off-take was lower across most markets, with just a handful of countries bucking the trend to post an increase over Q2 2009. However, a consideration of global jewellery demand in value terms paints a different picture, with a few markets experiencing a decline in the US$ value of gold jewellery off-take.
At the country level, the south-east Asian markets of Thailand, Indonesia and South Korea sustained the worst falls in Q2 gold jewellery demand as consumers in these markets proved to be particularly susceptible to the high price level. Gold jewellery demand in India, the largest jewellery market, was little changed from year-earlier levels, down just 2% at 123 tonnes. The Middle East region had a mixed quarter, with Saudi Arabia (+5% YoY) witnessing a rise in gold jewellery demand as the improved domestic economic scenario boosted consumption, while the other Gulf group of countries underperformed markedly (-25% YoY). Hong Kong recorded the largest rise in tonnage jewellery demand (+34% YoY) as it recovered from the very weak levels of Q2 2009, when demand was badly affected by swine flu. Elsewhere in the Greater China region, mainland China saw demand for gold jewellery increase by 5% YoY to 75.4 tonnes. In Japan, gold jewellery demand grew by 15% compared with Q2 2009, buoyed by the improving economic background. Jewellery demand across Europe and North America continued to suffer from the combination of record gold prices at a time of continued economic uncertainty. The exception to this was Russia, where gold demand recovered to 16.3 tonnes from 13.9 tonnes a year earlier, an increase of 17%.
Preliminary reports on demand trends in India suggest that while the third quarter is traditionally the annual off-peak season, the first half of Q3 2010 witnessed robust sales in both rural and urban markets, supported by a normal monsoon season. However, with prices staying above the Rs 1,775.00/g (approx. Rs 57,000/oz) level for most of the third quarter, jewellery sales seem to have contracted in September. The WGC expects demand to pick-up further
Please note that data on jewellery and industrial demand are released with a lag; the latest data is for Q2 2010. Data for the third quarter of 2010 will be released in mid-November 2010.
Source: GFMS, WGC
Source: GFMS

October 2010

in the fourth quarter with the commencement of the main festive season from early October until November (Diwali-Dhanteras festival). In the Middle East, anecdotal evidence suggests that jewellery demand softened during Q3 2010 on the back of the seasonal effect of Ramadan falling in August coupled with higher price levels thereafter. In China and Hong Kong, the gold market appears to have maintained its strong momentum, and preliminary evidence suggest expected positive growth during Q3 2010 relative to year-earlier levels. In the US, growth in imports during July and August provided a more positive picture in retail activity, while the bridal category, which proved to be the strongest performing category during the recession, continues to recover. The WGC expects that Q4 will show positive growth for gold jewellery sales versus year-earlier.
Industrial applications
Gold demand for industrial and dental applications showed signs of further recovery in the second quarter, registering a 14% increase over Q2 2009. Electronics demand, which bore much of the brunt of the economic downturn in 2009, was the chief driver of this rise, buoyed by ongoing inventory restocking and fresh demand for new technologies.
The electronics segment, which dominates industrial demand for gold, registered another robust rise in Q2 2010 in a clear indication that the industry is continuing to recover from the recession led losses sustained in early 2009. Following the 40% jump in Q1 2010 off-take, demand in Q2 rose by almost 25% from year-earlier levels, with demand for the first six months of 2010 increasing by more than 30% on H1 2009. Demand for semiconductors (produced using gold bonding wire) has continued to rise, with numbers boosted by sales of personal computers, mobile phones and corporate information technology, plus a modest rise in demand from the automotive industry. Much of this growth has been led by the developing world, in particular China and India. According to the North American based Semiconductor Industry Association (SIA), global sales of semiconductors in May (the latest data available) were stronger by almost 48% over the corresponding month in 2009. Finally, gold used in dental applications, which account for less about 10% of industrial demand, declined by a further 6% in Q2 to a new record low, as substitution to alternatives, such as ceramics and base metals, continued to erode the use of gold in this segment.
Preliminary reports on Q3 2010 activity indicate that, while the industrial sector continues to recover and remains a steady source of demand, it is still feeling the effect of a longer path to economic recovery especially in developed markets.
Source: GFMS

October 2010

SUPPLY
Mine production and
recycled gold
The supply of gold in the second quarter of 2010 totalled 1,131.4 tonnes, a rise of 18% from the second quarter of 2009. Mine production increased by 3% to 658.5 tonnes, from 637 tonnes in the same period a year earlier as a raft of new operations either came online or ramped up production. Australian production contributed the bulk of the increase in output as Newmont’s Boddington mine completed its first year of production. Further positive contributions came from Mexico, where Agnico Eagle ramped up its Pinos Altos operation, and Argentina, with Barrick’s expansion of its Valadero mine. Offsetting the impact of these developments was a 32% decline in production at Indonesia’s Grasberg mine due to lower ore grades resulting from mine sequencing and a 32% decline in production at Peru’s Yanacocha for the same reason.
Net producer de-hedging dwindled to insignificant levels during the second quarter, dipping to just 15.0 tonnes from 31.1 tonnes in the second quarter of 2009. The outstanding global hedge book has now reduced to around 195 tonnes. AngloGold Ashanti continued to reduce its hedge book and has announced its elimination in early October.
The high price environment encouraged an increase in recycling activity during the second quarter and supply from that source reached 496 tonnes, 35% up on year-earlier levels and the second highest quarterly number for recycled gold. Recycling activity among Western consumers has been on a gradually rising trend and the higher price level ensured that profit-taking in these markets was marginally higher than year-earlier levels. However, a geographic segmentation reveals that the bulk of this scrap supply came from non-Western markets, notably the Middle Eastern and East Asian markets. In these markets, the rise in supply of recycled gold during the second quarter was a reaction to higher gold prices.
Please note that data on mine production and recycled gold are released with a lag; the latest data is for Q2 2010. Data for the third quarter of 2010 will be released in mid-November 2010.
Source: GFMS
Source: GFMS

October 2010

The official sector
September 26, 2010, marked the end of the first year of the third Central Bank Gold Agreement (CBGA3). Sales from Eurozone banks during the year amounted to just 6.7 tonnes, the lowest annual sales figure under any of the Agreements, demonstrating a reduced for disposing of gold reserves. In September 2009, the Bundesbank announced that it would limit sales during the first 12 months of the agreement to 6.5 tonnes for the purpose of minting coins; however, they actually sold only 5.2 tonnes. Elsewhere, the central banks of Greece and Malta each sold negligible amounts.
IMF gold sales included within CBGA3 have reached 88.3 tonnes. This is in addition to the 222.0 tonnes of gold sold in off-market transactions to central banks. The most recent of these off-market deals was completed in September, with Bangladesh buying 10.0 tonnes. This leaves 93.0 tonnes remaining for sale from the total allocation of 403.3 tonnes, although future IMF data releases are likely to show that further sales were conducted in September and October. At the current rate, the IMF is likely to complete its sales by early next year.
The Bank for International Settlements (BIS) gold holdings have increased by 45.0 tonnes since the end of Q1, suggesting that the BIS continues to increase the amount of gold it is holding as collateral for loans to commercial banks. The bulk of these swaps were conducted between December 2009 and March 2010, as the European sovereign debt crisis was unfolding. These on-going transactions provide a clear example of gold’s effectiveness in providing liquidity during periods of financial distress.
The Central Bank of the Russian Federation bought a further 22.0 tonnes of gold in September, bringing the total addition to Russia’s gold reserves year-to-date 2010 to 118.0 tonnes. The Bank of Thailand also purchased 15.6 tonnes of gold in July. As the country’s foreign currency reserves have been growing rapidly in recent years, this purchase helped to restore the proportion of gold in Thailand’s total reserve portfolio.
The Governor of the Saudi Arabian Monetary Agency (SAMA) has confirmed that the increase of 180 tonnes in the country’s gold reserves announced in June did not represent a recent purchase of gold, but rather a reclassification of gold it already owned into the category of official reserves. Finally, in a move designed to reduce smuggling, the State Bank of Vietnam announced a partial lifting in its ban on gold imports.
Top 40 Official Gold Holdings*

		Tonnes	% of reserves**
1	United States	8,134	72.1
2	Germany	3,403	67.4
3	IMF	2,907	1)
4	Italy	2,452	66.2
5	France	2,435	65.7
6	China	1,054	1.5
7	Switzerland	1,040	15.1
8	Japan	765	2.7
9	Russia	726	5.7
10	Netherlands	613	55.8
11	India	558	7.4
12	ECB	501	25.9
13	Taiwan	424	4.1
14	Portugal	383	79.6
15	Venezuela	364	48.5
16	Saudi Arabia	323	2.7
17	United Kingdom	310	15.6
18	Lebanon	287	25.2
19	Spain	282	35.9
20	Austria	280	54.3
21	Belgium	228	33.8
22	Philippines	176	13.5
23	Algeria	174	4.2
24	Libya	144	5.1
25	Singapore	127	2.3
26	Sweden	126	8.7
27	South Africa	125	10.9
28	BIS	120	1)
29	Turkey	116	5.6
30	Greece	112	76.5
31	Romania	104	8.7
32	Poland	103	4.2
33	Thailand	100	2.5
34	Australia	80	7.0
35	Kuwait	79	1)
36	Egypt	76	7.7
37	Indonesia	73	3.5
38	Kazakhstan	70	9.5
39	Denmark	67	3.1
40	Pakistan	64	14.9
Source: IMF, national data, WGC

*	This table was updated in September 2010 and reports data available at that time. Data are taken from the International Monetary Fund’s International Financial Statistics (IFS), September 2010 edition, and other sources where applicable. IFS data are two months in arrears, so holdings are as of July 2010 for most countries, June 2010 for earlier for late reporters. The table does not list all gold holders: countries which have not reported their gold holdings to the IMF in the last six months are not included, while other countries are known to hold gold but they do not report their holdings publicly. Where the WGC knows of movements that are not reported to the IMF or misprints, changes have been made.

**	The percentage share held in gold of total foreign reserves, as calculated by the World Gold Council. The value of gold holdings is calculated using the end-July gold price of $1169.00 per troy ounce (there are 32,151 troy ounces in a metric tonne). Data for the value of other reserves are taken from IFS, table ‘Total Reserves minus Gold’.

1)	BIS and IMF balance sheets do not allow this percentage to be calculated. In the case of any countries, up to date data for other reserves are not available.

October 2010

KEY DATA
Gold price

	Q4 ’09	Q1 ’10	Q2 ’10	Q3 ’10
Gold (US$/oz); London PM fix average	1,099.63	1,109.12	1,196.74	1,226.75
% QOQ	14.5%	0.9%	7.9%	2.5%
% YOY	38.4%	22.1%	29.8%	27.8%
Source: LBMA, WGC
Volatility2 (%) to end-September 2010

	1-month	3-month	6-month	1-year
Gold (US$/oz)	8.8%	13.2%	14.5%	17.0%
Source: LBMA, WGC
Market capitalisation

Value (US$ bn)
Above-ground stocks of gold [3]	6,531.5
ETFs (as at 30 September 2010) [4]	87.0
Notional value of net long non-commercial and non-reportable positions as reported by CFTC gold futures (at 30 Sept 2010)	39.6
Source: GFMS, LBMA, CFTC, WGC
Demand (cumulative Q3 2009-Q2 2010)

		%	%	Value	%
	Tonnes	QOQ[1]	YOY[1]	($ bn)	YOY[1]
Jewellery	1,881	-1%	-5%	65.7	19%
Identifiable investment	1,229	31%	-28%	44.1	-8%
of which ETFs and similar products	391	149%	-49%	14.6	-33%
Industrial and Dental	410	3%	9%	14.4	37%
Source: GFMS, WGC
Supply (cumulative Q3 2009-Q2 2010)

		%	%	Value	%
	Tonnes	QOQ[1]	YOY[1]	($ bn)	YOY[1]
Mining output	2,623	1%	5%	91.9	31%
Net producer hedging	-262	—	—	-8.9	—
Total mine supply	2,324	0%	4%	76.3	23%
Official sales	-70	-1%	-149%	-2.5	-161%
Recycled gold	1,546	9%	-3%	5.5	22%
Source: GFMS, WGC
Performance

	Gold	BarCap US		MSCI World	DJ UBS	Brent crude oil	Dow Jones/Wilshire	Trade-weighted
	(US$/oz)	Treasury Aggregate	S&P 500	ex-US	Commodity Index	(US$/bbl)	REITs Index	US$
1 month	4.9%	0.0%	8.9%	9.6%	7.3%	9.6%	4.4%	-4.2%
3 months	5.3%	2.7%	11.3%	16.2%	11.6%	10.2%	13.2%	-6.7%
6 months	17.5%	7.5%	-1.4%	0.6%	6.2%	0.1%	8.5%	-2.4%
1 year	29.8%	7.3%	10.2%	4.6%	10.0%	20.3%	30.1%	-0.1%
Volatility [2] (1-year)	17.0%	4.5%	19.0%	19.6%	16.9%	29.2%	31.2%	7.7%
Source: IHS Global Insight, Barclays Capital, WGC; performance calculations based on total return indices where applicable
Correlations (3 years ending 24 September 2010, weekly returns)

								BarCap	BarCap	BarCap					DJ/
		Trade	Brent	S&P GS	R/J	DJ UBS	BarCap	US	US	US High		DJ		MSCI	Wilshire
	Gold	-weighted	crude oil	Commodity	CRB	Commodity	1-3 month	Treasury	Credit	Yield		Industrial	Russell	World	REITs
	(US$/oz)	US dollar	(US$/bbl)	Index	Index	Index	T-bills	Index	Index	Index	S&P 500	Average	3000	ex-US	Index
Gold (US$/oz)	1.00
Trade-weighted US dollar	-0.45	1.00
Brent crude oil (US$/bbl)	0.35	-0.48	1.00
S&P GS Commodity Index	0.35	-0.58	0.94	1.00
R/J CRB Index	0.38	-0.62	0.88	0.97	1.00
DJ UBS Commodity Index	0.4	-0.63	0.82	0.94	0.98	1.00
BarCap 1-3 month T-bills	0.06	-0.01	0.00	0.00	-0.04	-0.07	1.00
BarCap US Treasury Index	0.06	-0.01	-0.34	-0.33	-0.33	-0.30	0.19	1.00
BarCap US Credit Index	-0.07	-0.22	-0.08	-0.03	-0.01	0.03	-0.06	0.62	1.00
BarCap US High Yield Index	-0.08	-0.38	0.34	0.41	0.43	0.44	-0.25	-0.29	0.40	1.00
S&P500	-0.05	-0.44	0.44	0.48	0.50	0.48	-0.2	-0.42	0.01	0.65	1.00
DJ Industrial Average	-0.09	-0.39	0.40	0.43	0.45	0.43	-0.18	-0.41	-0.01	0.62	0.98	1.00
Russell 3000	-0.04	-0.45	0.45	0.49	0.51	0.49	-0.20	-0.42	0.01	0.66	1.00	0.98	1.00
MSCI World ex-US	0.11	-0.71	0.53	0.61	0.64	0.64	-0.22	-0.29	0.17	0.69	0.85	0.82	0.86	1.00
DJ/ Wilshire REITs Index	-0.01	-0.33	0.31	0.32	0.34	0.33	-0.08	-0.39	-0.04	0.51	0.79	0.75	0.80	0.62	1.00
Source: IHS Global Insight, Barclays Capital, WGC; performance calculations based on total return indices where applicable

[1]	Quarter-on-quarter and year-on-year % change in rolling 4-quarter totals

[2]	Annualised daily return volatility

[3]	Based on 2009 volume and Q2 2010 average gold price

[4]	Source: Respective ETF providers

October 2010

A WEALTH OF INFORMATION
The indispensable source of information for investing in gold
www.marketintelligence.gold.org
The World Gold Council invites you to explore the Market Intelligence section of its website, one of the most comprehensive sources of information about the gold market and gold’s strategic investment properties. The information is housed in four sections of the site: Market Knowledge, Investing in Gold, Research & Statistics, and Gold as a Reserve Asset.
Market Knowledge
Investors new to gold are encouraged to read the overviews of how the gold market functions and the principal components of supply and demand: Central banks, derivatives markets, industrial users, investors, jewellery consumers, mining companies and recyclers of gold scrap.
Investing in Gold
Learn about gold’s unique properties that enable investors to employ this asset to manage portfolio risk and preserve capital.
Gold Research & Statistics
Access a vast library of research and information, including gold’s historical prices, central bank reserve statistics, quarterly supply and demand data for gold, as well as correlation and volatility charts and tables. Academic and private sector research addresses a variety of subjects related to gold, such as inflation and the US dollar.
Gold as a Reserve Asset
Learn why central banks and multilateral organisations such as the IMF hold gold as a reserve asset.
Disclaimer
This report is published by the World Gold Council (“WGC”), 10 Old Bailey, London EC4M 7NG, United Kingdom. Copyright © 2010. All rights reserved. This report is the property of WGC and is protected by US and international laws of copyright, trademark and other intellectual property laws. This report is provided solely for general information and educational purposes. The information in this report is based upon information generally available to the public from sources believed to be reliable. WGC does not undertake to update or advise of changes to the information in this report. Expression of opinion are those of the author and are subject to change without notice. The information in this report is provided as an “as is” basis. WGC makes no express or implied representation or warranty of any kind concerning the information in this report, including, without limitation, (i) any representation or warranty of merchantability or fitness for a particular purpose or use, or (ii) any representation or warranty as to accuracy, completeness, reliability or timeliness. Without limiting any of the foregoing, in no event will WGC or its affiliates be liable for any decision made or action taken in reliance on the information in this report and, in any event, WGC and its affiliates shall not be liable for any consequential, special, punitive, incidental, indirect or similar damages arising from, related or connected with this report, even if notified of the possibility of such damages.
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October 2010

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.